UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – NOVEMBER 16, 2007

WIRELESS AGE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-31338**	**98-0336674**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3565 King Road, Suite 102
King City, Ontario Canada L7B 1M3
(Address of principal executive offices)

(905) 833-2753
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 8.01:   **Other Events.**

On November 16, 2007, Wireless Age Communications, Inc. (the "Company") finalized an agreement with a New York based investment fund to purchase for cancellation: 1) A warrants to acquire 2,500,000 Wireless Age common shares at $0.125 per share, and 2) B warrants to acquire 2,500,000 common shares at $0.25 per share, for a cash payment of $275,000.

On November 20, 2007, the Company issued a press release which is filed as an exhibit hereto.

Item 9.01:   **Financial Statements and Exhibits.**

(d)   Exhibits

Exhibit 99.1   Press Release dated November 20, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Wireless Age Communications, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIRELESS AGE COMMUNICATIONS, INC.

Date: November 21, 2007

By: /s/ Gary N. Hokkanen

Name: Gary N. Hokkanen
Title: Chief Financial Officer

Exhibit 99.1

WIRELESS AGE REPURCHASES WARRANTS

TORONTO, ONTARIO November 20, 2007– Wireless Age Communications, Inc. (OTCBB:WLSA) ("Wireless Age" or the "Company") has purchased for cancellation the remaining warrants held by a New York based investment fund.

On November 16, 2007, the Company finalized an agreement with a New York based investment fund to purchase for cancellation: 1) A warrants to acquire 2,500,000 Wireless Age common shares at $0.125 per share, and 2) B warrants to acquire 2,500,000 common shares at $0.25 per share, for a cash payment of $275,000.

By consummating this agreement all terms, conditions and covenants of the August 2006 agreement become null and void.

Note: This press release contains "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Wireless Age Communications, Inc. cannot provide assurances that the matters described in this press release will be successfully completed or that the company will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the company's ability to retain key management and employees; intense competition and the company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Wireless Age Communications, Inc. SEC filings. Wireless Age Communications, Inc. undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Wireless Age Communications, Inc.'s business, please refer to the risks and uncertainties detailed from time to time in Wireless Age Communications, Inc.'s SEC filings.

For more information contact:

John G. Simmonds, Chairman & CEO
905-833-2753 ext. 223